UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-39162

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.

PART I – REGISTRANT INFORMATION
Full Name of Registrant    Arconic Corporation
Former Name if Applicable    _________________
Address of Principal Executive Office (Street and number) 201 Isabella Street, Suite 400
City, State and Zip Code Pittsburgh, Pennsylvania 15212

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒
(a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Arconic Corporation (the “Company”) separated (the “Separation”) from Arconic Inc., which changed its name to Howmet Aerospace Inc. (“ParentCo”) in connection with the Separation, effective April 1, 2020. The Company was not, without unreasonable effort or expense, able to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2020 (the “Form 10-Q”) by the prescribed May 15, 2020 due date because the Company’s combined financial statements for the three months ended March 31, 2020 have not been finalized. The delay in completing the financial statements is attributable to complexities associated with preparing standalone financial statements, which are based in part on the consolidated financial statements of ParentCo for the period. The Company intends to file the Form 10-Q within the five-day extension period.

PART IV – OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Erick R. Asmussen	(412) 992-2500
(Name)	(Area Code) (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?
☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Arconic Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2020	By:/s/ Erick R. Asmussen
Name: Erick R. Asmussen Title: Executive Vice President, Chief Financial Officer